Filed by Abington Bancorp, Inc.

                                   Pursuant to Rule 425
                                   under the Securities Act
                                   of 1933, as amended, and
                                   deemed filed pursuant to
                                   Rule 14a-12 under the
                                   Securities Exchange Act
                                   of 1934, as amended.

                                   Subject Company:  Abington Bancorp, Inc.
                                   Commission File No.:  0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Abington filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 on December 19, 2003. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, MA 02189, Attn:
Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.


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

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A PRESS RELEASE THAT WAS ISSUED ON JANUARY 15, 2004 BY ABINGTON BANCORP, INC.


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

ABINGTON BANCORP, INC.



                                  NEWS RELEASE


                              FOR IMMEDIATE RELEASE


For: Abington Bancorp, Inc.         Contact: James K. Hunt
     97 Libbey Parkway                       Chief Financial Officer & Treasurer
     Weymouth Woods Corporate Offices        (781) 682-6903
     P.O. Box 890237 Weymouth, MA 02189-0237
     www.AbingtonSavings.com

              ABINGTON BANCORP ANNOUNCES TIMING OF CONFERENCE CALL
                       ON YEAR-END/FOURTH QUARTER RESULTS


Abington, MA, January 15, 2004 - Abington Bancorp, Inc. (NASDAQ NMS:ABBK) announced today that it plans to hold a conference call with the investment community to discuss its results for year end/fourth quarter of 2003 on Thursday, January 22, 2004 at 2 pm. A press release containing the Company's results for that period will be issued earlier that day. The call will be hosted by James P. McDonough, President and Chief Executive Officer, and James K. Hunt, Chief Financial Officer and Treasurer.

The call may be accessed telephonically or as a webcast. To participate in the call, please dial 1-800-901-5248, confirmation code 20440404. International callers should dial 617-786-4512, using the same confirmation code. To access the webcast, please visit the Company's website (www.abingtonsavings.com) approximately 15 minutes prior to the start of the call and follow the directions there. A replay of the call will be available as a webcast at the same location starting approximately two hours after the call is completed.

On October 21, 2003, Abington Bancorp, Inc. and Seacoast Financial Services Corporation (SCFS), New Bedford, Massachusetts, jointly announced the execution of a definitive agreement whereby SCFS will acquire Abington Bancorp, Inc. Under the terms of the agreement, each share of Abington common stock will be exchanged for $34 per share in cash or 1.4468 shares of SCFS common stock, subject to certain election and allocation procedures intended to ensure that 75% of Abington's shares will be exchanged for SCFS common stock and 25% for cash. The transaction is expected to be completed during the second quarter of 2004, subject to the approval by Abington's shareholders and regulators of both companies.


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

Seacoast and Abington filed relevant documents concerning the merger of Abington into Seacoast with the Securities and Exchange Commission, including a registration statement on Form S-4 on December 19, 2003. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc. 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

About Abington Bancorp
Abington Bancorp, Inc. is a one-bank holding company for Abington Savings Bank. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Boston (Dorchester), Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph, Weymouth and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund.

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